

January 31, 2011

Pierre Plamondon
Vice-President Finance and Chief Financial Officer
Exfo Inc.
400 Godin Avenue, Quebec,
Quebec, G1M 2K2, Canada

> **Re:** **Exfo Inc.**
> **Form 20-F for the fiscal year ended August 31, 2010**
> **Filed November 24, 2010**
> **File No. 000-30895**

Dear Mr. Plamondon:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended August 31, 2010

Financial Statements

Consolidated Statements of Earnings, page F-5

1.   Please revise future filings to remove the stock-based compensation costs summary total in Note (1) from the face of your statements of earnings. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income

statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

2.   Please tell us why cost of sales is exclusive of amortization. Please clarify whether any of the amortization expenses relate to the manufacturing assets and if so, why it is appropriate to exclude these amounts from your cost of sales.

Note 3. Business Combinations - NetHawk Oyj,
page F-14

3.   Please tell us where you have provided the pro forma disclosures required by FASB ASC 805-10-50-2 (h) for the acquisition of NetHawk.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief